Filed pursuant to Rule 424(b)(3)
File No. 333-132654

PROSPECTUS

271,357 Shares

PHOTOMEDEX, INC.

Common Stock

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This prospectus relates to the public offering, which is not being underwritten, of 271,357 shares of our common stock, which is held by some of our current stockholders, or the selling stockholders.

The prices at which such selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market System under the symbol "PHMD." On March 28, 2006, the last reported sale price for the common stock was $1.94 per share.

Investing in our common stock involves risks. See the sections entitled "Risk Factors" at page 5 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representations to the contrary are a criminal offense.

The date of this prospectus is March 29, 2006

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by PhotoMedex, Inc., a Delaware corporation, and its subsidiaries (referred in this prospectus as "we," "us" or "our"), any stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

THE COMPANY

Overview of Our Business

We are a medical device and specialty pharmaceutical company focused on facilitating the cost-effective use of technologies for doctors, hospitals and surgery centers to enable their patients to achieve a higher quality of life.

Our business operates in five distinct business units; three in Dermatology and two in Surgical. Business units, or segments, are distinguished by our management structure, products and services offered, markets served or types of customers.

The Domestic XTRAC segment derives revenues from procedures performed by dermatologists in the United States. Our XTRAC system is placed in a dermatologist’s office without any initial capital cost and then we charge a fee-per-use to treat skin disease. The International XTRAC segment, in comparison, generates revenues from the sale of equipment to dermatologists outside the United States through a network of distributors.

The Skin Care segment generates revenues by selling physician-dispensed skincare products worldwide and by earning royalties on licenses for our patented copper peptide compound.

The Surgical Services segment generates revenues by providing fee-based procedures typically using our mobile surgical laser equipment delivered and operated by a technician at hospitals and surgery centers in the United States. The Surgical Products segment generates revenues by selling laser products and disposables to hospitals and surgery centers on both a domestic and international basis.

The XTRAC is designed and manufactured by us to phototherapeutically treat psoriasis, vitiligo, atopic dermatitis and leukoderma. In January 2000, we received the first Food and Drug Administration (“FDA”) clearance to market an excimer laser system, the XTRAC® system, for the treatment of psoriasis. It was followed by FDA 510(k) clearance to treat vitiligo in March 2001, atopic dermatitis in August 2001, and leukoderma in May 2002. The first XTRAC phototherapy treatment systems were commercially distributed in the United States in August 2000 prior to any of its procedures being approved for medical insurance reimbursement. In the last several years, we have sought to obtain reimbursement for psoriasis and other inflammatory skin disorders. Obtaining reimbursement for new technologies is a major challenge for any company and in the latter part of 2005 we experienced many approvals for the reimbursement for use of the XTRAC system. Our manufacturing facility for the XTRAC is located in Carlsbad, California.

Our Skin Care business resulted from the acquisition of ProCyte Corporation (“ProCyte”) on March 18, 2005. ProCyte, located in Redmond, Washington, markets products for skin health, hair care and wound care. Many of these products incorporate patented copper peptide technologies. In addition to our diversified product line, ProCyte has provided a national sales force and increased our marketing department for us.

The Surgical businesses were acquired on December 27, 2002 as a result of the acquisition of Surgical Laser Technologies, Inc. (“SLT”), located in Montgomeryville, Pennsylvania. In the Surgical business, we also develop, manufacture and market proprietary lasers and delivery systems for both contact and non-contact surgery and provide surgical services utilizing these and other manufacturers’ products. The Montgomeryville facility also serves as our corporate headquarters.

Our short-term goal is to establish the XTRAC system as a preferred treatment modality for psoriasis and other inflammatory skin disorders through persuasive clinical evidence and widespread private healthcare reimbursement. Our acquisition of ProCyte has added a skin care business to our company and provided a broadened complementary product line marketed to the same customer base through a national sales force and marketing organization. Our longer-term goal is to be a world-class provider of the highest-quality, cost-effective, medical technologies, including phototherapy and surgical procedures delivered in doctors’ offices, hospitals and surgical centers. The following are the key elements of our strategy:

Establish Our XTRAC System as a Preferred Treatment Modality for Psoriasis and Other Inflammatory Skin Disorders. Several opinion leaders in the dermatological community have endorsed our XTRAC system as a preferred treatment modality for the majority of psoriasis and vitiligo patients. We are using these endorsements to accelerate the acceptance of our XTRAC system among dermatologists. We have also developed a set of medical practice tools, such as patient education videos, patient letters, sample press releases, point-of-sale displays and other advertising literature, to assist the dermatologists in marketing our XTRAC system.

Achieve Widespread Private Healthcare Reimbursement. The Centers for Medicare and Medicaid Services (CMS) published national Medicare rates, effective January 1, 2003, for the newly established laser reimbursement codes for inflammatory skin disorders such as psoriasis. We mailed a data compendium of clinical and economic evidence establishing the XTRAC system as safe, efficacious, and cost-effective, to virtually all insurance plans in the United States between December 2003 and February 2004. A critical component of the mailing was a psoriasis health economic study, which concluded that the overall clinical impact of the XTRAC system has proven to be outstanding for expected treatment-free days and remission days. Further, it stated the expected costs are lower than those for other phototherapies and comparable to the most commonly used second-step topical alternatives. Because total expected annual per-patient costs, with or without the XTRAC system, are equivalent for patients who start on combination first-step therapy, payers bear no incremental procedure cost if the excimer laser is included in the overall mix of second-step care. The data contained therein supports the establishment of medical policies by private healthcare reimbursement plans for the treatment of mild to moderate psoriasis. As of March 15, 2006, we estimate that more than 75% of people in the United States who are covered by a health insurance program have plans that reimburse for the treatment of psoriasis by means of the XTRAC system. We are continuing to try to develop wider private healthcare reimbursement arrangements through this marketing effort, but can give you no assurances to increasing such arrangements.

Build Broad Consumer Awareness Program to Attract Those Not Currently Seeking Treatment . Of the 4.5 million adults in the United States who have been diagnosed with psoriasis, only about 1.5 million seek regular care. Many do not seek care, largely due to the frustration caused by the limited effectiveness, inconvenience and negative side effects of treatment alternatives other than treatment with the XTRAC system. We have expended funds in print, radio and/or Internet advertising to educate this frustrated segment of the population about how our XTRAC system enables more convenient and effective psoriasis treatment. As a result of recent substantive improvement in regional insurance reimbursement, we have initiated direct-to-consumer advertising efforts in targeted geographic regions that have benefited by this improvement. We are evaluating the cost-effectiveness of the various components of the program.

Increase Installed Base of Our XTRAC Systems by Minimizing Economic Risk to the Dermatologists . In the United States, we place our XTRAC system in dermatologists' offices free of charge to the physician. This creates an opportunity for dermatologists to utilize our system without any up-front capital costs, thereby eliminating an inherent economic risk to them. Longer term, we also intend to ultimately market our XTRAC system in this manner outside of the United States in combination with continuing to sell XTRAC systems directly to dermatologists in foreign markets through distributors.

Generate Recurring Revenue by Charging the Dermatologist a Per-Treatment Fee . Because there is no known cure for psoriasis, which is a chronic condition, we generate, and expect to continue to generate recurring revenue in the United States from patients utilizing our XTRAC system. We charge the dermatologist a per-treatment fee. Additionally, we intend to increase our recurring revenue by targeting dermatologists whose practices are located in geographic regions with the largest concentration of psoriasis and vitiligo patients and areas with favorable private healthcare reimbursement.

Sell the XTRAC System in Foreign Countries to be Utilized to Treat Patients on a Wider Basis. We have entered into a number of distribution relationships or agreements with respect to the sale of the XTRAC system on an international basis. We have chosen this marketing approach over a direct marketing approach because of the varying economic, regulatory, insurance reimbursement and selling channel environments outside of the United States. We intend to enter into additional agreements in other countries. However, we cannot be certain that our international distributors will be successful in marketing the XTRAC system outside of the United States or that our distributors will purchase more than the minimum contractual requirements or expected purchase levels under these agreements or relationships. Our international strategy also includes placing XTRAC systems with dermatologists to provide us a usage-based revenue stream. To date, no units have been placed in international markets that provide a usage-based revenue stream. In addition, we have added a non-laser based product line to our international offering, called the VTRAC™. This product line is a result of licensed technologies from Stern Laser srl, our distributor in Italy. The purpose of this product offering is to provide a best-in-class non-laser purchase option to compete against the lower priced lamp-based international competitors.

Our principal executive offices are located at 147 Keystone Drive, Montgomeryville, Pennsylvania 18936. Our telephone number is (215) 619-3600.

RISK FACTORS

Certain statements in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. Forward-looking statements in this prospectus hereafter included in other publicly available documents filed with the Securities and Exchange Commission, or the Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management's best estimates, current market conditions and the most recent results of operations. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed in the risk factors, described below.

Our securities are highly speculative and involve a high degree of risk. Only investors who can afford the loss of their entire investment should make an investment in these securities. In addition to the factors set forth elsewhere in this prospectus, prospective investors should give careful consideration to the following risk factors in evaluating us and our business before purchasing our securities.

There is a limited public market for our common stock. Persons who may own or intend to purchase shares of common stock in any market where the common stock may trade should consider the following risk factors, together with other information contained elsewhere in our reports, proxy statements and other available public information, as filed with the Commission, prior to purchasing shares of our common stock.

We have a history of losses, expect future losses and cannot assure you that we will become or remain profitable.

Historically, we have incurred significant losses and have had negative cash flows from our phototherapy operations. Our surgical products and services business also has generated losses in recent years. To date, we have dedicated most of our financial resources to research and development and selling, general and administrative expenses. As of December 31, 2005, our accumulated deficit was approximately $80.2 million.

Our future revenues and success depend significantly upon acceptance of our excimer laser systems for the treatment principally of psoriasis, but also of vitiligo, atopic dermatitis and leukoderma. Our XTRAC system for the treatment of these conditions generates revenues, but those revenues are presently insufficient to generate positive cash flows from our operations in the two XTRAC-related business segments. Our future revenues and success also depends on the continued revenue growth of the revenue from the skin health and hair care products of our skincare products and of our surgical services business and revenue stability within our surgical products business. Our ability to market our products and services successfully and the expected benefits to be obtained from our products and services may be adversely affected by a number of factors, such as unforeseen costs and expenses, technological changes, economic downturns, competitive factors or other events beyond our control.

We expect to incur losses as we move into fiscal 2006 because we plan to spend substantial amounts on expanding, in controlled fashion, our operations in phototherapy. We cannot assure you that we will market any products successfully, operate profitably in the future, or that we will not require significant additional financing in order to accomplish our business plan.

We may need additional financing to maintain and expand our business, and such financing may not be available on favorable terms, if at all.

We have historically financed our activities through working capital provided from operations, the private placement of equity securities and from lines of credit. We believe that our cash balance, together with access to lease financing for capital expenditures and other existing financial resources, and revenues from sales, distribution, licensing and manufacturing relationships, should be sufficient to meet our operating and capital requirements into the second quarter of 2007. However, we may have to raise substantial additional capital if:

•	operating losses continue, if anticipated demand for the XTRAC system for the treatment of psoriasis or surgical laser systems do not meet our current expectations;

•	we fail to maintain existing or develop new customers or corporate partners for the marketing and distribution of our skincare products;

•	the geographic expansion of our surgical services is stymied by competition and revenue increases do not materialize;

•	we need to maintain or accelerate favorable, but costlier, growth of our revenues; or

•	changes in our research and development plans necessitate unexpected, large future expenditures.

If we need additional financing, we cannot assure you that such financing will be available on favorable terms, if at all. In addition, any future issuance may result in substantial dilution to existing stockholders. If we need funds and cannot raise them on acceptable terms, we may not be able to:

•	execute our growth plan for the XTRAC system, surgical services and skincare products;

•	expand our manufacturing facilities, if necessary, based on increased demand for the XTRAC system or other surgical products or new skincare products, which may be introduced;

•	take advantage of future opportunities, including synergistic acquisitions;

•	respond to customers, competitors or violators of our proprietary and contractual rights; or

•	remain in operation.

Our laser treatments of psoriasis, vitiligo, atopic dermatitis and leukoderma, our skincare products and our surgical laser products and any of our future products or services may fail to gain market acceptance, which could adversely affect our competitive position.

No independent studies with regard to the feasibility of our proposed business plan have been conducted by third parties with respect to our present and future business prospects and capital requirements. We have generated limited commercial distribution for our XTRAC system and our other products. Skincare products sales are dependent on existing strategic partners for distributing and marketing its products. We may be unsuccessful in continuing existing or developing new strategic partners in order to maintain or expand the markets for the skincare business’ existing or future products. Our surgical services may fail to gain market acceptance in new territories into which we expand. In addition, our infrastructure to enable such expansion, though stronger than in the past, is still limited. Even if adequate financing is available and our products are ready for market, we cannot assure you that our products and services will find sufficient acceptance in the marketplace to fulfill our long and short-term goals. We cannot assure you that the marketplace will be receptive to our excimer laser technology, skincare products, or our surgical services over competing products, services and therapies or that a cure will not be found for the underlying diseases we are focused on treating. Failure of our products and surgical services to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations.

While we have engaged in clinical studies for our psoriasis treatment, and based on these studies, we have gained FDA clearance, appropriate CPT reimbursement codes for treatment and suitable reimbursement rates from CMS for those codes, we may face other hurdles to market acceptance if, for example, practitioners in significant numbers wait to see longer-term studies or if it becomes necessary to conduct studies corroborating the role of the XTRAC system as a second-line therapy for treating psoriasis or if patients do not elect to undergo psoriasis treatment using the XTRAC system. We have not had sufficient time to observe the long-term effectiveness or potential side effects of our treatment system for psoriasis, vitiligo, atopic dermatitis or leukoderma nor to gauge what marketing and sales programs, if any, are effective in increasing patients’ demand for the treatment of psoriasis with the XTRAC system.

In 2003, we improved the reliability and functionality of the XTRAC system and upgraded such lasers both in the United States and overseas. In 2004, we obtained FDA 510(k) marketing clearance for a smaller and faster XTRAC system known as the Ultra. These efforts should help us gain market acceptance for the XTRAC system both in the United States and abroad, but do not guarantee such acceptance or that we may not encounter further problems in reliability. We have designed the XTRAC system to be user-friendly, such that a properly in-serviced medical technician in a physician’s office may, under the physician’s supervision, safely and effectively administer treatments to a patient. In fact, the CMS reimbursement rates are based on the lower labor rates achieved through such delegation. Nevertheless, whether a treatment may be delegated, and if so to whom and to what extent, are matters that may vary state by state, as these matters are within the province of the state medical boards. In states that may be more restrictive in such delegation, a physician may decline to adopt the XTRAC system into his or her practice, deeming it to be too much fraught with too many constraints and finding other outlets for the physician’s time and staff time to be more remunerative. There can be no assurance that we will be successful in persuading such medical boards that a liberal standard for delegation is appropriate for the XTRAC system, given its design for ease and safety of use. If we are not successful, we may find that even if a geographic region has wide insurance reimbursement, the region’s physicians may yet balk at adopting the XTRAC system into their practices.

Our success is dependent on intellectual property rights held by us, and our business will be adversely affected by direct competition if we are unable to protect these rights.

Our success will depend, in part, on our ability to maintain and defend our patents. However, we cannot give you any assurances that the technologies and processes covered by all of our patents may not be found to be obvious or substantially similar to prior work, which could render these patents unenforceable. Moreover, as our patents expire, competitors may utilize the technology found in such patents to commercialize their own laser systems. In offset to the expiring patents, we endeavor to secure additional patents on critical, commercially desirable improvements to the inventions of the expiring patents. There can be no assurance that we will be successful in securing such additional patents, or that such additional patents will adequately offset the effect of the expiring patents.

Of particular note is US Patent No. 4,891,818, the so-called “‘818 Patent”, which covers, among other things, the design of the gas chamber in the XTRAC system. The ‘818 Patent will expire on August 31, 2007 and will thereafter no longer serve as a barrier to entry to the relatively reimbursement-rich US market. The additional patent rights we seek may serve less to bar competitors from entry and may serve more, when aggregated with other clinical and competitive strengths, to differentiate and distinguish our product (e.g. the Ultra), in both its utility and its range of applications, from those of competitors. We may therefore choose in the US market to broaden our fee-per-procedure business model to include a direct sales option, as we have done and continue to do in the international market. Where a competitor infringes on our patent and other proprietary rights, we are prepared, our financial condition permitting, to defend those rights vigorously in the US courts. If we are unable through these innovations to preserve our proprietary rights, our ability to market the XTRAC system could be materially and adversely affected.

A U.S. patent relating to a copper peptide compound manufactured and used in products distributed by Neutrogena under the Neutrogena license agreement expired on February 5, 2005. Upon expiration of this patent, the agreement specifies that lower royalty percentages from sales of such products be used for the remaining term, the impact of which is a reduction in the average effective royalty rate of approximately 50%. The actual amount of royalty income recognized in future periods is dependent upon the royalty percentages in effect during the period and the actual applicable sales reported by Neutrogena, which can vary from quarter to quarter. The expiration of the patent would also allow others, including Neutrogena, to apply the technology covered by that patent in their products.

Trade secrets and other proprietary information which are not protected by patents are also critical to our business. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are and even if we are able to prove the breach or that our technology has been misappropriated under applicable state law, there may not be an adequate remedy available to us. In addition, costly and time-consuming litigation may be necessary to enforce and determine the scope of our proprietary rights, and even if we prevail in litigation, the party we prevail over may have scant resources available to satisfy a judgment.

Further, our skin care business seeks to establish customer loyalty, to in part, by means of our use of trademarks. It can be difficult and costly to defend trademarks from encroachment or misappropriation overseas. Third parties may also challenge the validity of certain of our trademarks. In either eventuality, our customers may become confused and direct their purchases to competitors.

Third parties may independently discover trade secrets and proprietary information that allow them to develop technologies and products that are substantially equivalent or superior to our own. Without the protection afforded by our patent, trade secret and proprietary information rights, we may face direct competition from others commercializing their products using our technology, which may have a material adverse effect on our business and our prospects.

Defending against intellectual property infringement claims could be time-consuming and expensive, and if we are not successful, could cause substantial expenses and disrupt our business.

We cannot be sure that the products, services, technologies and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject in the ordinary course of our business to legal proceedings and claims from time to time relating to the intellectual property of others. Any legal action against us claiming damages or seeking to enjoin commercial activities relating to the affected products or our methods or processes could have a material adverse effect on our business and prospects by:

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requiring us, or our collaborators, to obtain a license to continue to use, manufacture or market the affected products, methods or processes, and such a license may not be available on commercially reasonable terms, if at all;

•	preventing us from making, using or selling the subject matter claimed in patents held by others and subject us to potential liability for damages;

•	consuming a substantial portion of our managerial and financial resources; or

•	resulting in litigation or administrative proceedings that may be costly, whether we win or lose.

Our success depends on third-party reimbursement of patients' costs for our XTRAC system, which could result in potentially reduced prices or reduced demand.

Our ability to market the XTRAC system and other treatment products successfully will depend in large part on the extent to which various third parties are willing to reimburse patients or providers for the costs of medical procedures utilizing such products. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payers are systematically challenging the prices charged for medical products and services. They may deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Further, although third-parties may approve reimbursement, such approvals may be under terms and conditions that discourage use of the XTRAC laser system. Accordingly, if less costly drugs or other treatments are available, third-party payers may not authorize or may limit reimbursement for the use of its products, even if our products are safer or more effective than the alternatives.

Although we have received reimbursement approvals from an increased number of private healthcare plans, we cannot give assurance that private plans will continue to adopt or maintain favorable reimbursement policies or to accept the XTRAC system in its clinical role as a second-line therapy in the treatment of psoriasis. Additionally, third party payers may require further clinical studies or changes to our pricing structure and revenue model before authorizing reimbursement.

As of March 17, 2006, we estimate, based on published coverage policies and on payment practices of private and Medicare insurance plans, that more than 75% of the insured population in the United States are covered by the insurance coverage or payment policies that reimburse physicians for using the XTRAC system for treatment of psoriasis. Based on these reports and estimates, we are continuing the implementation of a rollout strategy for the XTRAC system in the United States in selected areas of the country where reimbursement is widely available. The success of the rollout depends on increasing physician and patient demand for the treatment. We can give no assurance that health insurers will not adversely modify their reimbursement policies for the use of the XTRAC system in the future.

We intend to seek coverage and reimbursement for the use of the XTRAC system to treat other inflammatory skin disorders, after additional clinical studies are completed. There can be no assurances that we will be in position to expand coverage for vitiligo or to seek reimbursement for the use of the XTRAC system to treat atopic dermatitis or leukoderma, or, if we do, that any health insurers will agree to any reimbursement policy.

Cost containment measures and any general healthcare reform could adversely affect our ability to market our products.

Cost containment measures instituted by healthcare providers and insurers and any general healthcare reform could affect our ability to receive revenue from the use of our XTRAC system or to market our skincare products, and surgical laser products, and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business. In addition, fundamental reforms in the healthcare industry in the United States and the EU continue to be considered, although we cannot predict whether or when any healthcare reform proposals will be adopted and what impact such proposals might have on demand for our products.

The XTRAC system will continue to be the most promising product that is currently marketed. If physicians do not adopt the XTRAC system, we will not achieve anticipated revenue growth.

We commercially introduced the XTRAC system in August 2000, but decelerated that introduction while we sought appropriate CPT codes and suitable rates of reimbursement from CMS. After we obtained CPT codes and reimbursement rates from CMS for the CPT codes, we began a rollout strategy for the XTRAC system in the United States. To achieve increasing revenue, this product must also gain recognition and adoption by physicians who treat psoriasis and other skin disorders. The XTRAC system represents a significant departure from conventional psoriasis treatment methods. We believe that the recognition and adoption of the XTRAC system would be expedited if there were long-term clinical data demonstrating that the XTRAC system provides an effective and attractive alternative to conventional means of treatment for psoriasis. Currently, however, there are still only limited peer-reviewed clinical reports and short-term clinical follow-up data on the XTRAC system. Physicians are traditionally cautious in adopting new products and treatment practices, partially due to the anticipation of liability risks and partially due to uncertainty of third-party reimbursement. If physicians do not adopt the XTRAC system, we may never achieve significant revenues or profitability.

If the effectiveness and safety of our products are not supported by long-term data, our revenues could decline.

Our products may not be accepted if we do not produce clinical data supported by the independent efforts of clinicians. We received clearance from the FDA for the use of the XTRAC system to treat psoriasis based upon our study of a limited number of patients. Safety and efficacy data presented to the FDA for the XTRAC system was based on studies on these patients. For the treatment of vitiligo, atopic dermatitis and leukoderma, we have received clearance from the FDA for the use of the XTRAC system based primarily on equivalence of predicate devices; we may discover that physicians will expect clinical data on such treatments with the XTRAC system. We may find that data from longer-term psoriasis patient follow-up studies may be inconsistent with those indicated by our relatively short-term data. If longer-term patient studies or clinical experience indicate that treatment with the XTRAC system does not provide patients with sustained benefits or that treatment with our product is less effective or less safe than our current data suggests, our revenues could decline. We can give no assurance that we may find that our data is not substantiated in studies involving more patients; in such a case we may never achieve significant revenues or profitability.

Any failure in our physician education efforts could significantly reduce product marketing.

It is important to the success of our marketing efforts to educate physicians and technicians in the techniques of using the XTRAC system. We rely on physicians to spend their time and money to attend our pre-sale educational sessions. Positive results using the XTRAC system are highly dependent upon proper physician and technician technique. If physicians and technicians use the XTRAC system improperly, they may have unsatisfactory patient outcomes or cause patient injury, which may give rise to negative publicity or lawsuits against us, any of which could have a material adverse effect on our reputation as a medical device company and our revenues and profitability.

Similarly, it is important to our success that we educate and persuade hospitals, surgery centers and practitioners of the clinical and economic benefits of our surgical products and services. If we fail to educate and persuade our customers, we may suffer adversely in our reputation and our revenues and our profitability.

If revenue from a significant customer continues to decline, we may have difficulty replacing the lost revenue.

Neutrogena, one of the customers for the skin health and hair care products segment that we acquired from ProCyte, accounts for a significant portion of our net revenue in that business segment. ProCyte’s net revenues from Neutrogena in 2004 were $2,768,072, or approximately 20.8% of ProCyte’s gross revenues of $13,320,200 (revenues which pre-date our acquisition and which are not reflected in our financial statements), and for the year ended December 31, 2005, Skin Care’s (ProCyte) net revenues from Neutrogena were $1,421,946, or approximately 10.9% of Skin Care’s (ProCyte) gross revenues of $13,011,694 (revenues which are reflected in our financial statements to the extent that they were earned since March 19, 2005). We receive royalty revenues on sales of products by Neutrogena under the terms of a license agreement with Neutrogena. The royalties from Neutrogena for 2004 and for the year ended December 31, 2005, were $1,214,073 and $609,946, respectively. The license agreement expires in April 2010. A U.S. patent related to the Neutrogena license agreement expired February 5, 2005, the effect of which was a reduction in the percentage paid as a royalty during the remaining royalty period under the license agreement. We also receive revenues from sales of copper peptide compound to Neutrogena pursuant to a related supply agreement. ProCyte’s sales to Neutrogena under the supply agreement for 2004 and for the year ended December 31, 2005, were $1,553,999 and $812,000, respectively. Neutrogena has agreed to an extension of the supply agreement through October 5, 2007, on terms that we regard as generally favorable to us.

Excluding niche marketing efforts, the Skin Care segment targets its sales in the US market to physicians, who then mark the products up for sale to their patients. No single practice in itself is generally responsible for a significant disproportion of our sales. However, a number of practices, specializing in hair transplants, are united under the management of a single group, and this group accounts for a disproportion of our hair care products aimed at the care of a scalp that has received a hair transplant.

In the International XTRAC segment (as well as in the Surgical Products segment), we depend in the international arena for a material portion of our sales on several key distributors, as for example our master distributor in the Pacific Rim. If we lose one of these distributors, our sales of phototherapy and surgical lasers are likely to suffer in the short term.

In the Surgical Services segment, we find that our model works best if we have several accounts in a territory that have sufficient volume to allow us to be efficient in the delivery of our services. If we lose one of these anchor accounts, then we may become less efficient and therefore less competitive.

We have acted as contract developer of a system designed to detect cancerous cells in human tissue and act as an OEM manufacturer of surgical lasers and/or delivery systems. Development work is fraught with financial risk and technological uncertainties. OEM work is usually limited to a contracted period of time, at the end of which there may be no extension or renewal. In either case, our aim to create a strategic partnership may be frustrated.

The loss or reduction of business from any of our significant customers or strategic partners in that business segment, Neutrogena in particular, or the failure to develop new significant customers or strategic partners could have a material adverse effect on the results of operations and our overall financial condition.

We may not be able to protect our intellectual property rights outside the United States.

Intellectual property law outside the United States is uncertain and in many countries is currently undergoing review and revision. The laws of some countries do not protect our intellectual property rights to the same extent as laws in the United States. The intellectual property rights we enjoy in one country or jurisdiction may be rejected in other countries or jurisdictions, or, if recognized there, the rights may be significantly diluted. It may be necessary or useful for us to participate in proceedings to determine the validity of our foreign intellectual property rights, or those of our competitors, which could result in substantial cost and divert our resources, efforts and attention from other aspects of our business. If we are unable to defend our intellectual property rights internationally, we may face increased competition outside the United States, which could materially and adversely affect our future business, prospects, operating results and financial results and financial condition.

Our failure to obtain or maintain necessary FDA clearances or approvals could hurt our ability to distribute and market our products in the United States.

Our laser products are considered medical devices and are subject to extensive regulation in the United States and in foreign countries where we intend to do business. In addition, certain of our skincare products and product candidates may be regulated by any of a number of divisions of the FDA and in other countries by similar health and regulatory authorities. Unless an exemption applies, each medical device that we wish to market in the United States and certain skincare products that we may wish to market must first receive either 510(k) clearance or pre-market approval from the FDA. Either process can be lengthy and expensive. The FDA's 510(k) clearance process may take from four to twelve months, or longer. The pre-market application approval process is much more costly, lengthy and uncertain. It may take one to three years or even longer. Delays in obtaining regulatory clearance or approval could adversely affect our revenues and profitability.

Although we have obtained 510(k) clearances for our XTRAC system for use in treating psoriasis, vitiligo, atopic dermatitis and leukoderma, and 510(k) clearances for our surgical products, our clearances can be revoked if post-marketing data demonstrates safety issues or lack of effectiveness. Further, more stringent regulatory requirements and/or safety and quality standards may be issued in the future with an adverse effect on our business. Although we believe that we are in compliance with all material applicable regulations of the FDA, current regulations depend heavily on administrative interpretation. Future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, may vary from current interpretations and may adversely affect our business and prospects.

Even if we obtain the necessary regulatory approvals for our phototherapy products from foreign governments, market acceptance in international markets may depend on third party reimbursement of participants’ costs.

We have introduced our XTRAC system through our distributors and to end users into markets in more than 35 countries in Europe, the Middle East, the Far East and Southeast Asia, and in Australia, South Africa and parts of Central and South America. We intend to expand the number of countries in these markets where we distribute our products. We cannot be certain that our distributors will be successful in marketing XTRAC systems in these or other countries or that our distributors will purchase more than their contractual obligations or in accordance with our expectations.

Underlying our approvals in a number of countries are our quality systems. We are regularly audited on the compliance of our quality systems with applicable requirements, which can be extensive and complex and subject to change due to evolving interpretations and changing requirements. Adverse audit findings could negatively affect our ability to market our products.

Even if we obtain and maintain the necessary foreign regulatory registrations or approvals, market acceptance of our products in international markets may be dependent, in part, upon the availability of reimbursement within applicable healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. We may seek international reimbursement approvals for our products, but we cannot assure you that any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals in any given market could have a material adverse effect on the acceptance of our products in that market or others.

We have limited marketing experience, and our failure to build and manage our marketing force or to market and distribute our products effectively will hurt our revenues and profits.

We have limited marketing experience and limited marketing resources. However, we expect that we will have to expand the number of our sales and marketing personnel in order to implement our marketing programs and strategy so as to increase utilization of the XTRAC system in the United States. Different programs may call for different strategies and talents. While we may be able to draw on currently available personnel within our organization, we also expect that we will have to increase the number of representatives devoted to the sales and marketing programs and broaden, through such representatives, the talents we have at our disposal. In some cases, we may look outside our organization for assistance in marketing our products, as for example in a program to market our surgical diode laser through the internet. We cannot predict whether the anticipated sales and marketing programs will be successful, either in design or implementation.

In similar fashion, we cannot predict how successful we may be in expanding our skincare products or surgical services in the United States, nor can we predict the success of new skincare or surgical products that we may introduce. There are, for example, skincare products and diode and CO2 lasers already in the market against which our comparable products must compete. No assurance can be given that we will be successful in marketing and selling our skin health and hair care products or our diode and CO2 lasers.

There are significant risks involved in building and managing our marketing force and marketing our products, including our ability:

•
to hire, as needed, a sufficient number of qualified marketing people with the skills and understanding to market the XTRAC system, our skincare products and our surgical products services and effectively;

•	to adequately train our marketing force in the use and benefits of our products and services, making them more effective promoters;

•
to set the prices and other terms and conditions for treatments using an XTRAC system and our surgical services in a complex legal environment so that they will be accepted as attractive and appropriate alternatives to conventional service modalities and treatments; and

•	to cope with employee turnover among the sales force in the skin care business, which is highly competitive for talented sales representatives.

We have limited experience manufacturing our products in commercial quantities, which could adversely impact the rate at which we grow.

We may encounter difficulties manufacturing our products for the following reasons:

•	we have limited experience manufacturing our products in commercial quantities; and

•	we will, in order to increase our manufacturing output significantly, have to attract and retain qualified employees, who are in short supply, for assembly and testing operations.

Although we believe that our current manufacturing facilities are adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to expand our manufacturing facilities to increase capacity substantially. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve market acceptance for our XTRAC system, to maintain the benefits of vertical integration in the delivery of our surgical services or to achieve market acceptance for our skincare products. Our inability to manufacture or commercialize our devices successfully could have a material adverse effect on our revenue.

We may have difficulty managing our growth.

If additional private carriers approve favorable reimbursement policies for psoriasis and our marketing programs are successful in increasing utilization of the XTRAC system, we expect to experience growth in the number of our employees and customers and the scope of our operations. This growth may place a strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. We also expect that compliance with the requirements of governmental and quasi-governmental bodies will grow more complex and burdensome. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, financial and other systems, to manage multiple, concurrent customer relationships, to respond to increasing compliance requirements and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of our products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and complexity and new product introductions, a key part of our strategy may not be successful.

In addition, we may acquire additional companies in the medical products and services industry. Accordingly, in the ordinary course of our business, we regularly consider, evaluate and enter into negotiations related to potential acquisition opportunities. We may pay for these acquisitions in cash or securities, including equity securities, or a combination of both. We cannot assure you that attractive acquisition targets will be available at reasonable prices or that we will be successful in any such transaction. Acquisitions involve a number of special risks, including:

•	diversion of our management’s attention;

•	integration of the acquired business with our business; and

•	unanticipated legal liabilities and other circumstances or events.

The XTRAC system and other laser systems we manufacture for surgery require specific component parts that may not be readily available or cost effective, which may adversely affect our competitive position or profitability. Our skin care products may require compounds that can be efficiently produced by a limited number of suppliers.

Production of our XTRAC system requires specific component parts obtained from our suppliers. Production of our surgical laser systems requires some component parts that will become harder to procure, as the design of the system ages. Similarly, our skin care products may require compounds that can be efficiently produced only by a limited number of suppliers. In the event that our suppliers cannot meet our needs, we believe that we could find alternative suppliers. However, a change in suppliers or any significant delay in our ability to have access to such resources would have a material adverse effect on our delivery schedules, business, operating results and financial condition.

Our failure to respond to rapid changes in technology and its applications and intense competition in the medical devices industry or the development of a cure for skin conditions treated by our products could make our treatment system obsolete.

The medical devices industry is subject to rapid and substantial technological development and product innovations. To be successful, we must respond to new developments in technology, new applications of existing technology and new treatment methods. Our response may be stymied if we require, but cannot secure, rights to essential third-party intellectual property. We compete against numerous companies offering alternative treatment systems to ours, some of which have greater financial, marketing and technical resources to utilize in pursuing technological development and new treatment methods. Our financial condition and operating results could be adversely affected if our medical devices fail to compete favorably with these technological developments, or if we fail to be responsive on a timely and effective basis to competitors’ new devices, applications, treatments or price strategies. The development of a cure for psoriasis, vitiligo, atopic dermatitis or leukoderma would eliminate the need for our XTRAC system for these diseases and would require us to focus on other uses of our technology, which would have a material adverse effect on our business or prospects.

In addition, competition in the skin health and hair care markets is intense. Our skincare competitors include well-established pharmaceutical, cosmetic and healthcare companies such as Obagi, La Roche Posay, Allergan, Pevonia, Declore and Murad. These competitors have substantially more financial and other resources, larger research and development staffs, and more experience and capabilities in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals and in manufacturing, marketing and distribution than we do. Further, a number of smaller companies are developing or marketing competitive products. Our skincare competitors may succeed in developing and commercializing products or obtaining patent protection or other regulatory approvals for products more rapidly than we can. Further, competitive products may be manufactured and marketed more successfully than our potential skincare products. Such developments could render our existing or potential skincare products less competitive or obsolete and could have a material adverse effect on our business, financial condition and results of operations.

As we develop new products or improve our existing products, we may accelerate the economic obsolescence of the existing, unimproved products, and their components. The obsolescent products and related components may have little to no resale value, leading to an increase in the reserves we have against our inventory. On the other side, there is a risk that the new products or improved existing products may not achieve market acceptance and therefore also lead to an increase in the reserves against our inventory.

Our products may be found defective or physicians and technicians may misuse our products and damages may exceed our insurance coverage.

One or more of our products may be found to be defective after they have been shipped in volume, and require product replacement. Product returns and the potential need to remedy defects or provide replacement products or parts could result in substantial costs and have a material adverse effect on our business and results of operations. The clinical testing, manufacturing, marketing and use of our products and procedures may also expose us to product liability claims. In addition, the fact that we train technicians whom we do not supervise in the use of our XTRAC system when patients are treated and that we train and provide our technicians as part of our surgical services business may expose us to third-party claims if those doing the training are accused of providing inadequate training or if a technician is accused of negligently applying such training. We presently maintain liability insurance with coverage limits of at least $5,000,000 per occurrence. Continuing insurance coverage may not be available at an acceptable cost, if at all. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to its reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether we are insured, a product liability claim or product recall may result in losses that could have a material adverse effect upon our business, financial condition and results of operations.

If we use hazardous materials in a manner that causes injury or violates laws, our business and operations may suffer.

Our XTRAC system utilizes a xenon chloride gas mixture under high pressure, which is extremely corrosive. While methods for proper disposal and handling of this gas are well-known, we cannot completely eliminate the risk of accidental contamination, which could cause:

•	an interruption of our research and development efforts;

•	injury to our employees, physicians, technicians or patients which could result in the payment of damages; or

•	liabilities under federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

From time to time, customers return to us surgical products that appear not to have performed to specification. Such products must be decontaminated before being returned to us. If they are not, our employees may be exposed to dangerous diseases.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services.

We believe that our growth and future success will depend in large part upon the skills of our management and technical team. The competition for qualified personnel in the laser industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or to attract additional qualified personnel. We do not have key-person life insurance on any of our employees.

Our success depends in part upon the continued service and performance of:

•	Jeffrey F. O’Donnell, President and Chief Executive Officer;

•	Dennis M. McGrath, Chief Financial Officer;

•	Michael R. Stewart, Executive Vice President and Chief Operating Officer;

•	John F. Clifford, Executive Vice President Dermatology and

•	Robin L. Carmichael, Vice President - Marketing

Although we have employment agreements with Mr. O’Donnell, Mr. McGrath, Mr. Stewart, Mr. Clifford and Ms. Carmichael, the loss of the services of one or more of our officers could adversely affect our ability to develop and introduce our new products.

We may be unsuccessful in integrating the operations of ProCyte with our other business segments.

We acquired ProCyte with the following goals in mind:

•	that ProCyte's presence in the skin health and hair care products market would present a growth opportunity for PhotoMedex to market its existing products;

•	that the addition of ProCyte's sales and marketing personnel would enhance our ability to market the XTRAC system;

•	that the addition of ProCyte's operations and existing cash balances would enhance PhotoMedex's operating results and balance sheet;

•	that the combination of the senior management of ProCyte and PhotoMedex would allow complementary skills to strengthen the overall management team; and

•	that the combined company may reap short-term cost savings and have the opportunity for additional longer-term cost efficiencies, thus providing additional cash flow for operations.

While we have begun to realize each of these goals, we have not fully realized on all of the goals. For example, we are seeking the optimal balance and cross-integration of the ProCyte sales and marketing personnel into the sales and marketing of the XTRAC system. If we fail to attain some of the goals, our overall business and financial health could be materially and adversely affected.

Delaware law and our charter documents have anti-takeover provisions that could delay or prevent actual and potential changes in control, even if they would benefit stockholders.

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a business combination between a corporation and an interested stockholder within three years of the stockholder becoming an interested stockholder, except in limited circumstances. In addition, our bylaws contain certain provisions which require stockholders' actions to be taken at meetings and not by written consent, and also require supermajority votes of stockholders to amend our bylaws and to notice special meetings of stockholders. These anti-takeover provisions could delay or prevent actual and potential changes in control, even if they would benefit our stockholders .

Potential fluctuations in our operating results could lead to fluctuations in the market price for our common stock.

Our results of operations are expected to fluctuate significantly from quarter-to-quarter, depending upon numerous factors, including:

•	healthcare reform and reimbursement policies;

•	demand for our products;

•	changes in our pricing policies or those of our competitors;

•	increases in our manufacturing costs;

•	the number, timing and significance of product enhancements and new product announcements by ourselves and our competitors;

•	the termination or expiration of significant royalty-generating licensing contracts to which we are party;

•	the expiration of certain of our key patents;

•
our ability to develop, introduce and market new and enhanced versions of our products on a timely basis considering, among other things, delays associated with the FDA and other regulatory approval processes and the timing and results of future clinical trials; and

•	product quality problems, personnel changes, and changes in our business strategy.

Our quarter-to-quarter operating results could also be affected by the timing and usage of individual laser units in the treatment of patients, since our revenue model for the excimer laser system for the treatment of psoriasis patients and for our surgical services is based on a payment per usage plan.

Our stock price has been and continues to be volatile.

The market price for our common stock could fluctuate due to various factors. These factors include:

•
announcements related to our efforts to secure favorable reimbursement policies from private carriers concerning the treatment of psoriasis with the XTRAC system or to our efforts to increase utilization of the XTRAC;

•	acquisition-related announcements;

•	announcements by us or our competitors of new contracts, technological innovations or new products;

•	changes in government regulations;

•	fluctuations in our quarterly and annual operating results; and

•	general market conditions.

In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock.

Our ability to pay dividends on our common stock may be limited.

We do not expect to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to provide funds for the expansion of our business.

Limitations on director liability may discourage stockholders from bringing suit against a director.

Our certificate of incorporation provides, as permitted by governing Delaware law, that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, we have agreed to indemnify the past and present directors, officers and employees of ProCyte for certain matters, to the same extent such individuals are indemnified by ProCyte, for a period of six years following the effective date of the merger.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Commission under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock offered hereby, together with any amendments, exhibits and schedules. This prospectus does not contain all of the information contained in the registration statement on Form S-3, certain portions of which we have omitted as permitted by the rules and regulations of the Commission. For further information concerning us and the shares offered hereby, please refer to the registration statement on Form S-3. You may inspect the registration statement without charge at the Commission's principal office in Washington, D.C., and you may obtain copies of all or any part of the registration statement from the Public Reference Room of the Commission, Washington, D.C. 20549, upon payment of prescribed fees.

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Commission. You may inspect and copy these materials at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room. You can also find our Commission filings at the Commission's website at www.sec.gov. You may also inspect reports and other information concerning us at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus, but before the end of this offering, will be deemed to be incorporated by reference.

The Commission allows us to incorporate by reference information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below, which we have previously filed with the Commission. These documents contain important information about us, our business and our finances:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Definitive Proxy Statement on Schedule 14A filed with the Commission on November 15, 2005 and December 15, 2005; and

•	The description of our common stock contained in our registration statements under the Securities Act, including any amendments or reports filed for the purpose of updating such descriptions.

If you request, either orally or in writing, we will provide to you a copy of any or all documents which are incorporated by reference. We will provide these documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to: PhotoMedex, Inc., Attn: Davis Woodward, Corporate Counsel, 147 Keystone Drive, Montgomeryville, Pennsylvania 18936, (215) 369-3600. The documents are also available from our website at www.photomedex.com under Investor Relations, then SEC Filings.

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

PLAN OF DISTRIBUTION

We are registering all 271,357 shares on behalf of certain selling stockholders, including:

•	43,765 shares underlying certain warrants issued in the name of GE Capital Corporation (none of which have previously been exercised); and

•	227,592 shares we have previously issued pursuant to the terms and conditions of a Master Asset Purchase Agreement with Stern Laser srl, or Stern, discussed below.

On September 7, 2004, we closed the transactions set forth in a Master Asset Purchase Agreement, or the Master Agreement, with Stern. As of the date of this prospectus, we have issued to Stern 589,864 shares of our restricted common stock in connection with the execution of the Master Agreement. We also have agreed to pay Stern up to an additional $250,000 based on the achievement of certain milestones relating to the development and commercialization of certain licensed technology and the licensed products which may be developed under such arrangement and may have certain other obligations to Stern under these arrangements. We retain the right to pay all of these conditional sums in cash or in shares of our common stock, in our discretion. The per-share price of any future-issued shares will be based on the closing price of our common stock during the ten trading days ending on the achievement of a particular milestone under the terms of the Master Agreement. Stern also has served as the distributor of our XTRAC laser system in South Africa and Italy since 2000. In 2005, Stern Laser purchased $183,000 of product from us. We have registered in this registration statement, of which this prospectus forms a part, the 227,592 shares issued to Stern in connection with the attainment of two milestones relating to domestic and international commercialization of the licensed product. The shares issued in connection with this prospectus had a weighted average purchase price of $1.76 per share.

We obtained a leasing credit facility from GE Capital Corporation (“GE”) on June 25, 2004. The credit facility has a commitment term of three years, expiring on June 25, 2007. We account for each draw as funded indebtedness taking the form of a capital lease, with equitable ownership in the lasers remaining with us. GE retains title as a form of security over the lasers. We continue to depreciate the lasers over their remaining useful lives, as established when originally placed into service. Each draw against the credit facility has a self-amortizing repayment period of three years and is secured by specified lasers, which we have sold to GE and leased back for continued deployment in the field.

Under the first tranche, GE made available $2,500,000 under the line. A draw under that tranche was set at an interest rate based on 522 basis points above the three-year Treasury note rate. Each such draw was discounted by 7.75%; the first monthly payment was applied directly to principal. With each draw, we agreed to issue warrants to purchase shares of our common stock equal to 5% of the draw. The number of warrants was determined by dividing 5% of the draw by the average closing price of our common stock for the ten days preceding the date of the draw. The warrants have a five-year term from the date of each issuance and bear an exercise price set at 10% over the average closing price for the ten days preceding the date of the draw. There were three draws under the first tranche, under which we registered 33,661 shares of our common stock underlying in aggregate the three warrants we issued. The three warrants have an average weighted exercise price of $3.29 per share. As of the date of this prospectus, we have from the first tranche $936,050 of outstanding obligations, before effect from the wartants.

We obtained from GE a second tranche under the leasing credit facility for $5,000,000 on June 28, 2005. We account for draws under this second tranche in the same manner as under the first tranche except that: (i) the stated interest rate is set at 477 basis points above the three-year Treasury note rate; (ii) each draw is discounted by 3.50%; and (iii) with each draw, we have agreed to issue warrants to purchase shares of our common stock equal to 3% of the draw. The number of warrants is determined by dividing 3% of the draw by the average closing price of our common stock for the ten days preceding the date of the draw. The warrants have a five-year term from the date of each issuance and bear an exercise price set at 10% over the average closing price for the ten days preceding the date of the draw. As of the date of this prospectus, we have made three draws against the second tranche, and have issued to GE 43,765 shares of our common stock, which we are registering herewith. The warrants relating to the shares registered in this prospectus have an average weighted exercise price of $2.22 per share. As of the date of this prospectus, we have from the second tranche $2,468,442 of outstanding obligations, before effect from the warrants.

We will receive no proceeds from this offering. However, we may receive gross proceeds of up to an additional $97,126 upon exercise of the issued but unexercised warrants. The net proceeds, if any, from such transactions have been and will be used for working capital and general corporate purposes.

As used herein, the term "selling stockholders" includes the selling stockholders named in the table below or their pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 promulgated under the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the sale of shares by selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers, against certain liabilities in connection with the offer of the shares, including certain liabilities arising under the Securities Act.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the selling stockholders and the number of shares which have been issued to the selling stockholders and shares, which may be issued upon exercise of the related warrants, and registered on behalf of each of the selling stockholders. Except as set forth below in the table and related footnotes, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

	No. of Shares	No.	No. of Shares	Percent (1)
Name and Address of Beneficial Owner (1)	Beneficially Owned Before Offering (1)	of Shares to be Offered for Resale	Beneficially Owned After Offering (1)	Before Offering	After Offering
Stern Laser srl (2)	297,987	227,592	70,395	*	*
GE Capital Corporation (3)	77,426	43,765	33,661	*	*
___________

*	Less than 1%.

(1)
The number of shares indicated in the table reflects the number of shares and shares underlying warrants, as the case may be, which remain the subject of this prospectus with respect to each of the selling stockholders, as of the date of this prospectus. The footnotes set forth below related to the table indicate certain additional information regarding the beneficial ownership of our common stock, as of the date of this prospectus, by certain of the selling stockholders. Where percentage of beneficial ownership of a selling stockholder is indicated below in the footnotes to the table, beneficial ownership is determined in accordance with the rules of the Commission. Shares of common stock subject to warrants or options currently exercisable or exercisable within 60 days of March 28, 2006, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table: (i) as of the date of this prospectus and, after this offering will, assuming the issuance and sale of all of the shares registered in this prospectus, beneficially own less than 1% of the issued and outstanding common stock and the number of shares indicated in such footnotes as being beneficially owned by such stockholders, (ii) after this offering will, assuming the sale of all of the shares registered in this prospectus, beneficially own the number of shares indicated in such footnotes as being beneficially owned by such stockholders and not registered in this prospectus, (iii) do not beneficially own any shares of common stock other than the shares registered in this prospectus, and (iv) have sole voting and sole investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 52,319,294 shares of common stock outstanding as of March 28, 2006.

(2)
As of the date of this prospectus, we have issued to Stern 589,864 shares of our restricted common stock in connection with the Master Agreement. We also have agreed to pay Stern up to an additional $250,000 based on the achievement of certain milestones relating to the development and commercialization of certain licensed technology and the licensed products which may be developed under such arrangement and may have certain other obligations to Stern under these arrangements. We retain the right to pay all of these conditional sums in cash or in shares of our common stock, in our discretion. The per-share price of any future issued shares will be based on the closing price of our common stock during the ten trading days ending on the accepted achievement of a particular milestone under the terms of the Master Agreement. The shares issued in connection with this prospectus had a weighted average purchase price of $1.76 per share. We have registered in this registration statement, of which this prospectus forms a part, the 227,592 shares issued to Stern following the closing with respect to the achievement of certain milestones under the Master Agreement. We previously registered 362,272 shares issued to Stern in connection with the closing of the Master Agreement pursuant to other registration statements on Form S-3 (No. 333-120921 and No. 333-125980). Stern Laser has represented to us that it is a corporation duly organized under the laws of Italy, and that Massimo Gritti, the managing director of Stern Laser, is the sole natural person with voting and dispositive powers over the shares held by Stern Laser and registered hereunder. Stern also has served as the distributor of our XTRAC laser system in South Africa and Italy since 2000. In 2005, Stern Laser purchased $183,000 of product from the Company.

(3)
We obtained a leasing credit facility from GE Capital Corporation (“GE”) on June 25, 2004. The credit facility has a commitment term of three years, expiring on June 25, 2007. We account for each draw as funded indebtedness taking the form of a capital lease, with equitable ownership in the lasers remaining with us. GE retains title as a form of security over the lasers. We continue to depreciate the lasers over their remaining useful lives, as established when originally placed into service. Each draw against the credit facility has a self-amortizing repayment period of three years and is secured by specified lasers, which we have sold to GE and leased back for continued deployment in the field.

Under the first tranche, GE made available $2,500,000 under the line. A draw under that tranche was set at an interest rate based on 522 basis points above the three-year Treasury note rate. Each such draw was discounted by 7.75%; the first monthly payment was applied directly to principal. With each draw, we agreed to issue warrants to purchase shares of our common stock equal to 5% of the draw. The number of warrants was determined by dividing 5% of the draw by the average closing price of our common stock for the ten days preceding the date of the draw. The warrants have a five-year term from the date of each issuance and bear an exercise price set at 10% over the average closing price for the ten days preceding the date of the draw. There were three draws under the first tranche, under which we registered 33,661 shares of our common stock underlying in aggregate the three warrants we issued. The three warrants have a average weighted exercise price of $3.29 per share. As of the date of this prospectus, we have from the first tranche $936,050 of outstanding obligations, before effect from the warrants. We have previously registered the 33,661 shares underlying these warrants issued to GE pursuant to another registration statement on Form S-3 (No. 333-120921).

We obtained from GE a second tranche under the leasing credit facility for $5,000,000 on June 28, 2005. We account for draws under this second tranche in the same manner as under the first tranche except that: (i) the stated interest rate is set at 477 basis points above the three-year Treasury note rate; (ii) each draw is discounted by 3.50%; and (iii) with each draw, we have agreed to issue warrants to purchase shares of our common stock equal to 3% of the draw. The number of warrants is determined by dividing 3% of the draw by the average closing price of our common stock for the ten days preceding the date of the draw. The warrants have a five-year term from the date of each issuance and bear an exercise price set at 10% over the average closing price for the ten days preceding the date of the draw. As of the date of this prospectus, we have made three draws against the second tranche, and have issued to GE 43,765 shares of our common stock, which we are registering herewith. The warrants have an average weighted exercise price of $2.22 per share. As of the date of this prospectus, we have from the second tranche $2,468,442 of outstanding obligations, before effect from the warrants.

GE Capital has represented to us that it is an affiliate of one or more registered broker-dealers. GE Capital also has represented to us that it purchased the warrants relating to the shares registered hereunder in the ordinary course of business, and at the time of the purchase of such securities, GE Capital had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

LEGAL MATTERS

Jenkens & Gilchrist, LLP, Los Angeles, California, will pass upon the validity of the shares of common stock offered in this prospectus for us. As of the date hereof, Messrs. Michael R. Matthias and Jeffrey P. Berg, shareholders in Jenkens & Gilchrist, LLP, in the aggregate hold 43,563 shares of our common stock.

EXPERTS

The consolidated financial statements of PhotoMedex, Inc. as of December 31, 2005 and 2004 and for the years then ended (appearing in the Annual Report on Form 10-K of PhotoMedex for the year ended December 31, 2005) have been incorporated by reference in this prospectus in reliance upon the report of Amper, Politziner & Mattia, P.C. ("Amper"), an independent registered public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of PhotoMedex, Inc. for the year ended December 31, 2003 (appearing in the Annual Report on Form 10-K of PhotoMedex for the year ended December 31, 2005), have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP ("KPMG"), an independent registered public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document. This document may be used only where it is legal to sell these securities.
		___________________ PROSPECTUS ___________________ 271,357 shares
TABLE OF CONTENTS Page		PHOTOMEDEX, INC.

THE COMPANY	2
RISK FACTORS	5
WHERE YOU CAN FIND MORE INFORMATION	17
PLAN OF DISTRIBUTION	19
SELLING STOCKHOLDERS	22
LEGAL MATTERS	24
EXPERTS	24
___________________________________ ___________________________________		Common Stock
		_________________________ PROSPECTUS _________________________ March 29, 2006